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                                                                      Exhibit 26

                      [Letterhead of the Court of Chancery
                           of the State of Delaware]


                                December 6, 1994


Norman M. Monhait
Rosenthal, Monhait, Gross & Goddess, P.A.
P.O. Box 1070
Wilmington, DE 19899-1070

Thomas R. Hunt, Jr.
Morris, Nichols, Arsht & Tunnell
P.O. Box 1347
Wilmington, DE 19899-1347


   Re:        Steiner v. Puritan-Bennett
              C.A. No. 13790-NC

Counsel:

    On October 6, 1994, Puritan-Bennett Corporation ("Puritan") announced Thermo Electron Corporation ("Thermo Electron"), not a party to this suit, offered to buy Puritan in an all-cash transaction at $21 a share. Puritan's stock had been trading in a range of $15-18 per share. On October 11, 1994, the Puritan board unanimously rejected Thermo Electron's opening bid. On October 13, 1994, Thermo Electron raised its bid to $24 per share. On October 19, 1994, Puritan requested Thermo Electron send any additional terms to its CEO "in writing for presentation to the Board . . ." [and] "in addition to amplify[ing] or clarify[ing] the proposal" if desired by contacting Puritan's financial advisor. Thermo Electron did neither. On October 24, 1994, Thermo Electron launched a tender offer at $24.50 per share for all the outstanding stock of Puritan subject to removal of alleged impediments in anti-takeover provisions in Puritan's articles of incorporation and removal of certain conditions in the Puritan Shareholders Rights Plan. The original offer expired, by its terms, on November 22, 1994. On November 7, 1994, the Puritan board, in reliance, in

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Steiner v. Puritan-Bennett
December 6, 1994
Page 2



part, on the opinion of its investment banker, recommended to its shareholders that they not accept the tender offer, which the board stated was at a grossly inadequate price.

    On or about November 8, 1994, Puritan's board disclosed that its independent financial advisor's fee arrangement included a provision calling for it to receive a fee equal to 1-2% of the value of Puritan's assets if a change in control occurred. This fee is alleged to be an illegitimate impediment to any change in control. Other acts claimed by plaintiff to constitute violations of duty involve executive compensation that plaintiffs allege make it "even more expensive to acquire the company."

    By November 22, 1994, 67.3% of Puritan shareholders had tendered their shares to Thermo Electron. Thermo Electron extended the offer to November 28, 1994 and then again to December 8, 1994, the current closing date.

    On November 28, 1994, plaintiffs requested expedited discovery and a preliminary injunctive hearing asserting defendants: (a) "refuse to meet with Thermo Electron to fulfill their duties to be fully informed; and (b) continue to retain the poison pill and executive compensation agreements to the detriment of the shareholders." It is contended shareholders will suffer irreparable injury allegedly because their opportunity to sell their shares "may be" irrevocably lost as a result of a possible Thermo Electron decision to abandon its tender offer.

    For the reasons briefly set forth I will decline to order expedited adjudication of this matter at this time.

    All parties concede no one could prepare for a preliminary injunction hearing by December 8, 1994, the first operative date any event of immediate consequence may occur. No one knows with certainty whether or not the offer will be extended beyond that date. Nonetheless, I am asked to proceed now on the assumption that Thermo Electron will extend its offer on December 8. Thus, the immediate question presented is whether plaintiffs have shown a sufficient possibility of a threatened irreparable injury that would justify imposing
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Steiner v. Puritan-Bennett
December 6, 1994
Page 3



on the defendants and the public the substantial costs and disruption of an expedited preliminary injunction proceeding.

    A plaintiff seeking a preliminary injunction must demonstrate, minimally, that absent the injunction, serious irreparable harm will occur.

    I note first that should Thermo Electron withdraw its offer in the face of the contingencies, an action for damages may be an appropriate remedy if a wrong by the board has occurred.

    Moreover, on the facts of the case as they appear, no justification would seem to exist for scheduling a preliminary injunction hearing in anticipation of an event that may or may not occur. Expedited discovery and a hearing for preliminary injunctive relief should be ordered only when the prospect of imminent irreparable injury is not speculative. See Giammargo v. Snapple Beverage Corp., Del. Ch., C.A. No. 13845, Allen, C. (Nov. 15, 1994) Letter Op. at 6; see also Stroud v. Milliken Enters., Inc., Del. Supr., 552 A.2d 476, 480
(1989). Given the fact that before any judicial action could now occur this matter may be mooted by a closing of the tender offer, the threat plaintiff now presents is too speculative to warrant intervention at this time. Therefore the motion will be denied.

    IT IS SO ORDERED.

                                              /s/ Myron T. Steele
                                              ---------------------------------
                                              Vice-Chancellor

MTS/rm

cc:       Register in Chancery (NC)
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